Exhibit 99.1

Voclosporin Remission Data from the Phase IIb AURA-LV Study Highlighted at EULAR 2017

-Patients on voclosporin achieve remission faster and maintain remission longer when compared to control

-Data presented during late-breaking session

VICTORIA, British Columbia--(BUSINESS WIRE)--June 16, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”) a clinical stage biopharmaceutical company focused on the global immunology market, presented new duration of remission data from its global Phase IIB AURA-LV (AURA) study in lupus nephritis (LN) during the Annual European Congress of Rheumatology (EULAR) 2017 in Madrid, Spain. The presentation was made during the late-breaking session by Prof. Vladimir A. Dobronravov, MD, PhD, DSc, a clinical investigator for the study and Vice Director, Research Institute of Nephrology, 1st St-Petersburg Pavlov State Medical University.

As previously reported, treatment with low dose voclosporin showed statistically improved efficacy over the control arm at both 24 and 48 weeks, with a doubling of remission rates at 48 weeks versus the control arm (49% vs 24%). These results were achieved in the presence of low doses of corticosteroids and normal, stable renal function. Furthermore, of the low-dose voclosporin patients that achieved CR at 24 weeks, 100% remained in CR at 48 weeks, establishing durability of clinical response. The data presented at EULAR 2017 demonstrated that over the course of the 48-week trial, patients on voclosporin stayed in remission approximately twice the amount of time as those in the control group. These differences were statistically significant versus the control arm. Duration of remission as measured by proteinuria is clinically meaningful as it may correlate with lower rates of progression to Chronic Kidney Disease.1

The remission results at 48 weeks are summarized below.

Treatment Group	Complete Remission	Duration of Remission through 48 weeks (mean days, 95%CI) (measured by UPCR ≤.5mg/mg)
VCS 23.7mg BID	49%	123 (96.1,148.4)
	p<.001	p=.0012
VCS 39.5mg BID	40%	111 (82.7,129.7)
	p=.026	p=.01
Control Group	24%	66 (43.0,88.5)
	NA	NA

“Not only have more patients on voclosporin achieved complete remission, but they have done so faster. Patients on low-dose voclosporin are also maintaining remission for a longer duration—nearly twice that of the control group on average,” stated Dr. Dobronravov. “The quicker we can bring patients into remission and keep them there, the more likely we are to delay or even prevent the deleterious effects of prolonged inflammation which can lead to irreversible kidney damage.”

All arms of the study included the current standard of care of mycophenolate mofetil (MMF) as background therapy and an aggressive steroid taper. Both doses of voclosporin at 48 weeks demonstrated continued improvement over the control group across multiple measures. The voclosporin treated groups demonstrated statistically significant improvement over the control group in speed and rates of complete and partial remission (CR and PR, respectively). Proteinuria levels and reduction in Systemic Lupus Erythematosus Disease Activity Index (SLEDAI) scores, which include non-renal measures of lupus activity, also continued to significantly improve over time versus the control group. Additional analyses are ongoing and will be presented at future medical and scientific meetings.

No unexpected safety signals nor adverse events were observed and voclosporin was generally well-tolerated, consistent with what is expected of patients suffering from active LN while undergoing immunomodulation-based therapy. In the voclosporin arms, renal function as measured by estimated glomerular filtration rate (eGFR) was stable and not significantly different from the control arm following the 48-week treatment period. There were no electrolyte changes in the treatment groups and mean blood pressure was also similar across treatment groups through 48 weeks.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with clinical data in over 2,200 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action that has the potential to improve near- and long-term outcomes in LN when added to standard of care (MMF). By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile and potential for flat dosing compared to legacy CNIs. The Company anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries.

About Lupus Nephritis (LN)

LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder and affects more than 500,000 people in the United States (mostly women). The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. It is estimated that as many as 60 percent of all SLE patients will develop clinical LN requiring treatment. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (eGFR), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (ESRD), thus making LN a serious and potentially life-threatening condition.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The company is currently developing voclosporin, an investigational drug, for the treatment of LN. The company is headquartered in Victoria, BC and focuses its development efforts globally. www.auriniapharma.com

Forward Looking Statements

This press release contains forward-looking statements, including statements related to Aurinia’s ability to execute a successful Phase III program and voclosporin’s potential differentiation from its therapeutic class, Aurinia's analysis, assessment and conclusions of the results of the AURA-LV clinical study and timing of voclosporin’s patent protection. It is possible that such results or conclusions may change based on further analyses of these data. Words such as "plans," "intends," “may,” "will," "believe," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon Aurinia’s current expectations. Forward-looking statements involve risks and uncertainties. Aurinia’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that Aurinia’s analyses, assessment and conclusions of the results of the AURA-LV clinical study, the future success of a Phase III study and the timing of voclosporin’s patent protection set forth in this release may change based on further analyses of such data, and the risk that Aurinia’s clinical studies for voclosporin may not lead to regulatory approval. These and other risk factors are discussed under "Risk Factors" and elsewhere in Aurinia’s Annual Information Form for the year ended December 31, 2016 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. Aurinia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aurinia's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law.

1Kidney Int. 2011 Apr;79(8):914-20. doi: 10.1038/ki.2010.525. Epub 2011 Jan 19.

Persistent proteinuria and dyslipidemia increase the risk of progressive chronic kidney disease in lupus erythematosus.

Reich HN1, Gladman DD, Urowitz MB, Bargman JM, Hladunewich MA, Lou W, Fan SC, Su J, Herzenberg AM, Cattran DC, Wither J, Landolt-Marticorena C, Scholey JW, Fortin PR.

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